AMENDMENT, made this _______ day of ______, to that certain agreement ("Operating Expenses Limitation Agreement") by and between COMMONWEALTH CASH RESERVE FUND, INC., a corporation organized under the laws of the Commonwealth of Virginia (the "Company"), on behalf of the CCRF Federal Portfolio (the "Federal Portfolio"), a separate series of the Company and PFM Asset Management LLC. (the "Adviser").

                                   WITNESSETH:

WHEREAS,  the  Adviser  has,  pursuant  to  the  Operating  Expenses  Limitation
Agreement, agreed to limit the current operating expenses of the Federal Portfolio to an annual rate, expressed as a percentage of the Federal Portfolio's average annual net assets, to .15% for the first fiscal year of that Portfolio's operations; and

WHEREAS, the Adviser desires to extend the period during which its obligation to so limit the Portfolio's operating expenses is effective pursuant to Section 3 of the Operating Expenses Limitation Agreement;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. The Adviser hereby agrees to limit the expenses of the Federal Portfolio to the extent contemplated by the Operating Expenses Limitation Agreement for the period from the commencement of the Portfolio's operations through July 31, 2004.

2. Other than as set forth herein, the terms and conditions of the Operating Expenses Limitation Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers.



Commonwealth Cash Reserve Fund, Inc.         PFM Asset Management, LLC
on behalf of the Federal Portfolio

By: ___________________________              Title: ________________________

Title: ________________________              By: ___________________________

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